EXHIBIT 99.1
OFFER LETTER

May 3, 2026

Via Electronic Mail and Federal Express

Paul Pressler, Chairman of the Board
eBay Inc.
2025 Hamilton Avenue
San Jose, CA 95125

cc: Jamie Iannone; Samantha Wellington

Dear Chairman:

GameStop Corp. ("GameStop") is proposing to acquire all common stock of eBay Inc. ("eBay") at $125.00 per share. We have accumulated a 5% economic stake in eBay through derivatives and beneficial ownership of common stock and are filing a Schedule 13D and HSR notification tomorrow.

Our offer is $125.00 per share, comprising 50% cash and 50% GameStop common stock, with full shareholder election rights as to consideration type and pro-rata allocation. That represents a 46% premium to eBay's unaffected closing price on February 4, 2026, the day GameStop started accumulating its position in eBay, a 27% premium to the 30-day VWAP, and a 36% premium to the 90-day VWAP. Aggregate undiluted equity value is approximately $55.5 billion. The transaction is conditioned on customary closing conditions.

eBay spent $2.4 billion on Sales & Marketing in fiscal 2025 and added one million net active buyers (134M to 135M). We will take $2 billion of annualized costs out within twelve months of close: $1.2 billion from Sales & Marketing, $300 million from Product Development, and $500 million from General & Administrative. Since 2021, GameStop has gone from a $381 million net loss to $418 million of net income, with SG&A down ~$800 million (47%).

On cost reductions alone, eBay's diluted GAAP earnings per share from continuing operations would increase from $4.26 to $7.79 in year one. GameStop's ~1,600 US locations give eBay a national network for authentication, intake, fulfillment, and live commerce.

GameStop had ~$9.4 billion in cash and liquid investments as of January 31, 2026. The cash consideration will be funded from cash and liquid investments on GameStop's balance sheet and third-party equity and debt financing, which will be fully committed at execution of definitive documentation. A highly-confident letter from TD Securities for up to $20 billion is attached.

Our Board unanimously supports this proposal.

Following close, I will serve as Chief Executive Officer of the combined company. I will receive no salary, no cash bonuses, and no golden parachute – I will be compensated solely based on the performance of the combined company.

Ryan Cohen
Chairman & Chief Executive Officer
GameStop Corp.

This letter is a non-binding expression of interest. No binding obligation arises until a definitive merger agreement is executed.